Peak Positioning Technologies Inc.

Condensed Interim Consolidated Financial

Statements (Unaudited)

For the three-month periods
ended March 31, 2020 and 2019

Note to reader: The Interim Consolidated Financial Statements have not been reviewed by the auditor

Peak Positioning Technologies Inc.

Interim Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2020 and 2019
(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

	Note	2020	2019
		$	$
Revenues
Sales		3,949,395	949,511

Expenses
Outsourcing services		2,104,150	-
Salaries and fringe benefits		323,809	402,026
Service fees		131,632	27,434
Royalty on software		30,873	-
Board remuneration		9,569	16,794
Consulting fees		325,716	114,701
Management fees		21,545	35,906
Professional fees		56,402	49,376
Administrative and indirect cost		236,111	59,100
Public relations ansd press releases		24,104	31,317
Office supplies, software and utilities		52,793	26,430
Lease expenses		11,533	13,277
Depreciation of right-of-use assets		106,753	52,791
Insurance		11,289	7,239
Finance costs	15	259,950	231,538
Expected credit loss	6	361,525	4,467
Travel and entertainment		46,832	105,223
Stock exchange and transfer agent costs		10,778	7,238
Translation cost and others		8,353	18,540
Depreciation of property and equipment	8	21,370	9,389
Amortization of intangible assets	9	81,805	187,147
Expiration of deferred finance cost		353,377	-
Amortization of financing initial costs		348	9,054
Loss (gain) on foreign exchange		10,336	(627)
		4,600,953	1,408,360
Loss before income taxes		(651,558)	(458,849)
Income tax (recoverable)		154,137	109,930
Net loss		(805,695)	(568,779)

Net (loss) profit attributable to:
Non-controlling interest		87,081	113,388
Owners of the parent		(892,776)	(682,167)
		(805,695)	(568,779)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(1,264,221)	(74,207)
Total comprehensive loss		458,526	(494,572)

Net loss and total comprehensive loss attributable to:
Non-controlling interest		452,949	128,482
Owners of the parent		5,577	(623,054)
		458,526	(494,572)

Weighted average number of outstanding shares		737,830,598	675,212,135

Basic and diluted loss per share		(0.001)	(0.001)

The accompanying notes are an integral part of these interim consolidated financial statements.

Peak Positioning Technologies Inc.

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019 (In Canadian dollars)

(Unaudited)

	Note	Capital stock
							Equity	Accumulated		Total
		Number	#				component of	other		attributable	Non	Shareholders'
		of common			Equity to	Contributed	convertible	comprehensive		to owners of	Controlling	equity
		shares		Amount	issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
				$	$	$	$		$			$
Balance as of January 1, 2020		720,592,135		24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares	13	20,150,000		713,347		165,803				879,150		879,150
Exercise of warrants	13	8,000,000		425,169		(79,322)				345,847		345,847
Equity components of convertible debenture	12						9,408			9,408
Issuance costs	13			(31,000)						(31,000)		(31,000)
Share-based compensation	14					69,202				69,202		69,202
Transactions with owners		748,742,135		25,342,139	493,414	9,736,016	57,299	(1,054,211)	(23,623,950)	10,950,707	10,441,584	21,392,291
Net loss									(892,776)	(892,776)	87,081	(805,695)
Other comprehensive loss								1,264,221		1,264,221	365,868	1,264,221
Total comprehensive loss for the year		-		-	-	-	-	1,264,221	(892,776)	371,445	452,949	458,526
Balance as of March 31, 2020		748,742,135		25,342,139	493,414	9,736,016	57,299	210,010	(24,516,726)	11,322,152	10,894,533	22,216,685

Balance as of January 1, 2019		675,142,135		22,759,673		7,747,316	93,940	(189,449)	(20,914,779)	9,496,701	9,989,774	19,486,475
Issuance of shares		700,000		35,000						35,000		35,000
Exercise of warrants										-		-
Issuance costs										-		-
Share-based compensation						73,094				73,094		73,094
Transactions with owners		675,842,135		22,794,673		7,820,410	93,940	(189,449)	(20,914,779)	9,604,795	9,989,774	19,594,569
Net loss									(682,167)	(682,167)	113,388	(568,779)
Other comprehensive loss								74,207		59,114	15,093	74,207
Total comprehensive loss for the year		-		-		-	-	74,207	(682,167)	(623,053)	128,481	(494,572)
Balance as of March 31, 2019		675,842,135		22,794,673		7,820,410	93,940	(115,242)	(21,597,481)	8,996,300	10,118,255	19,114,555

The accompanying notes are an integral part of these interim consolidated financial statements.

Peak Positioning Technologies Inc.

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019 (In Canadian dollars)

(Unaudited)

	Note	2020	2019
		$	$
OPERATING ACTIVITIES
Net loss		(805,695)	(568,779)
Non-cash items
Depreciation of property and equipment	8	21,370	9,389
Issuance of shares for settlement of debt		291,878	35,000
Expected credit loss		361,525	4,468
Amortization of intangible assets		81,806	187,147
Amortization of initial cost debenture		348	9,054
Expiration of deferred financing cost		353,377
Depreciation of right-of-use assets	10	106,753	-
Share-based compensation	14	69,202	73,094
Accretion of convertible debentures	12	139,229	123,830
Loans receivables maturing in more than 12 months		1,954,760	(59,719)
Interest charges		-	109,084
Interest paid		-	(107,770)
Net changes in working capital items
Debtors		-	74,715
Income tax payable		93,183	-
Account receivables		(1,081,329)
Loans receivables maturing in less than 12 months		(178,859)	(2,299,557)
Lease liabilities		-	180,865
Prepaid expenses		(1,080,436)	48,174
Other current financial liabilities		(297,201)	479,711
Cash flows from operating activities		29,911	(1,701,294)

INVESTING ACTIVITIES
Intangible asset	9	(346,503)	(1,757,928)
Property and equipment	8	(26,993)	(18,101)
Debtors	7	210,830	(34,212)
Cash flows from investing activities		(162,666)	(1,810,241)
FINANCING ACTIVITIES
Debentures to be issued		(110,000)	250,000
Issuance of debenture	12	160,000	1,430,000
Advance from third parties	11	1,889,054	-
Advance from a director		21,920	-
Repayment of lease liabilities		(172,473)
Non-controlling interest		-	128,482
Issuance of shares		545,000	-
Cash flows from financing activities		2,333,501	1,808,482
IMPACT OF FOREIGN EXCHANGE		1,177,140	(39,180)
Net increase(decrease) in cash		3,377,886	(1,742,233)
Cash, beginning of period		1,717,509	2,016,410
Cash, end of period		5,095,395	274,177

The accompanying notes are an integral part of these interim consolidated financial statement

Peak Positioning Technologies Inc.

Consolidated Statements of Financial Position

March 31, 2020 and December 31, 2019 (In Canadian dollars)

(Unaudited)

	Note	2020-03-31	2019-12-31
		$	$
ASSETS
Current
Cash		5,095,395	1,717,509
Loans receivables	6	11,010,422	11,193,087
Debtors	7	4,785,300	3,931,981
Prepaid expenses		2,364,047	830,662
Deferred financing cost		-	353,377
		23,255,164	18,026,616
Loans receivables	6	6,241,789	8,196,549
Property and equipment	8	712,669	734,443
Intangible assets	9	2,627,081	2,399,410
		32,836,703	29,357,018

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	11	6,090,518	4,629,122
Lease liabilities	10	340,573	402,954
Current tax liabilities		593,762	517,756
Debentures	12	3,148,595	3,221,281
Conversion option		24,423	24,423
Contingent compensation payable	5	254,586	254,586
		10,452,457	9,050,122
Debentures	12	143,374	137,638
Lease liabilities	10	24,188	49,574
		10,620,018	9,237,334

SHAREHOLDERS' DEFICIENCY
Capital stock		25,342,139	24,234,623
shares to be issued		493,414	493,414
Contributed surplus		9,736,016	9,580,333
Equity component of convertible debentures	12	57,299	47,891
Accumulated other comprehensive income		210,010	(1,054,211)
Deficit		(24,516,726)	(23,623,950)
Shareholders' equity attributable to owners of
the parent		11,322,152	9,678,100
Non-controlling interest		10,894,533	10,441,584
Total shareholders' equity		22,216,685	20,119,684
		32,836,703	29,357,018

The accompanying notes are an integral part of these interim consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Positioning Technologies Inc. (hereinafter the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Positioning Technologies Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Quebec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups ''Pink Sheet'': PKKFF.

Peak is an IT portfolio management company whose mission is to assemble, finance and manage a portfolio of promising companies and assets in some of the fastest growing tech sectors in China, including fintech, e-commerce and cloud-computing. Peak provides a bridge for North American Investors who wish to participate in the continued digitization of China's industrial sectors through the latest advancements in technology.

The unaudited interim consolidated financial statements include the accounts of Peak Positioning Technologies Inc. and all of its subsidiaries.

The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these consolidated financial statements:

		% of ownership	Principal	Functional
Entities	Registered	and voting right	activity	Currency
Peak Positioning Technologies Inc.	Canada		Holding and parent company	Canadian dollar
Asia Synergy Limited	Hong Kong	100%	Holding	Renminbi

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd (1)	China	51%	Supply Chain services	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

(1): Creation of a new subsidiary

In June 2019, the Company created a new subsidiary called Asia Synergy Supply Chain ("ASSC") whereby the wholly owned subsidiary of the Company, Asia Synergy Data Solutions (" ASDS"), contributed a royalty-free licence of the Cubeler Lending Hub platform to ASSC in exchange for a 51% equity interest and where Jiangsu Zhongpu Jinrong Outsourcing Services Co. Ltd ("Zhongpu ") contributed its supply chain network for a 49% equity interest. As a result, Zhongpu owns a 49% non-controlling interest in ASSC.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION (cont'd)

The unaudited interim condensed consolidated financial statements (the ''consolidated interim financial statements'') are in compliance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2019. There has not been any significant change in judgments, estimates or assumptions since then. These consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019.

The consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2019.

The interim consolidated financial statements for the three-month periods ended March 31, 2020 (including comparative figures) were approved by the Board of Directors on June 29, 2020.

2 - GOING CONCERN ASSESSMENT

These interim consolidated financial statements have been prepared on the basis of the going concern assumption meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

The level of revenue currently being generated is not presently sufficient to meet the working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $805,695 for the three-month period ended March 31, 2020 ($568,779 for 2019), it has an accumulated deficit of $24,516,684 as at March 31, 2020 ($23,623,950 as at December 31, 2019) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The interim consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

3. CHANGES IN ACCOUNTING POLICIES

3.1 New Standards adopted as at January 1, 2020

Some accounting pronouncements which have become effective from January 1, 2020, and have therefore been adopted do not have a significant impact on the Company financial results or position.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated statements have been prepared in accordance with the accounting policies adopted by the Company most recent audited statements for the year ended December 31, 2019.

5 - BUSINESS COMBINATION

On January 1, 2019, the Company through its subsidiary called Asia Synergy Credit Solutions ("ASCS") transferred certain assets and personnel from Wuxi Wenyi Financial Services Co.. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired are intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition will be accounted for using the acquisition method of accounting.

The maximum purchase price for this acquisition was estimated at $2,000,000, and the fair value of the consideration transferred at $489,000. The purchase price will be settled with the issuance of a maximum of 20,000,000 shares of the Company if certain financial performance of ASCS is achieved during the first 18 months of operations. In the event that 20,000,000 shares are issued after the 18-month period and the listed common shared price of the Company is less than $0.10 at that time, the Company will issue additional shares to obtain an aggregate consideration value of $2,000,000.

The fair value of the consideration transferred was estimated at $489,000, based on management financial projection of ASCS over the first 18 months of operations. The Company used a probability-weighted estimate to determined the number of shares to be issued based on certain financial performance targets. The number of shares estimated to be issued represents management estimate of an 80% probability that the financial performance will be achieved.

The market price ($0.03) at which the share will be issued used in the model was estimated using the average historical price from the 6 months prior to the acquisition and the historical volatility over the payment term. The payment where then discounted using the Chinese risk-free rate (4.8%). The Company consider that the risk of the projection being realized was already taken into account through the probability-weighted estimated result.

Fair value of consideration transferred
Issuance between 14,000,000 and 17,000,000 shares of the Company at a market price ranging from $0.03 to $0.06	489,000
Total consideration transferred (conditional compensation)	489,000

Gain on bargain purchase to profit and loss	941,000
1,430,000

Identifiable net assets acquired
Loan servicing agreements	1,430,000
Liabilities assumed	-
Identifiable total net assets	1,430,000
Goodwill on acquisition	-
1,430,000

At acquisition, the Company recognized a gain on bargain purchase of $941,000 for the difference between the value of the identified assets acquired and the fair value of the consideration transferred

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

5 - BUSINESS COMBINATION (cont'd)

As at December 31, 2019, the Company revised its estimation of the fair value of the contingent compensation. The re-evaluation process performed after the first year of operations of ASCS indicates that the financial performance criteria were achieved at 77.1% of the agreed target. As per the asset transfer agreement, the Company should have issued a total of 12,328,611 shares as a purchase price in 2019. Following administrative delay, it was agreed by both parties to postpone the issuance of the shares to 2020. Management initial financial projections for 2020 were maintained, based on the results obtained in 2019. The market share price used for the estimation of the fair value as at December 31, 2019 was established at $0.05 based on the current market price and the historical volatility of the Company.

The initial conditional compensation liability of $489,000 was re-evaluated on December 31, 2019, at a fair value of $748,000 considering the past performance, forecasted results and projected market share price at issuance. The difference of $259,000 between the re-evaluated fair value of the remaining conditional compensation and the previously accounted amount was recognized as a change in fair value of the contingent compensation payable in the consolidated statements of comprehensive loss of the period.

The contingent liability relating to the 2019 shares that should have been issued, was classified as shares to be issued in the consolidated statements of changes in equity. The value of those shares was determined by using the market price as at December 31, 2019. The difference of $254,586 between the value of shares to be issued ($493,414) and the fair value of the contingent liability ($748,000) is presented as a short-term liability in the consolidated statements of financial position.

The Company's valuation of intangible assets has identified loan servicing agreements which are amortized on a straight-line basis with a useful life of 10 years. Significant assumptions used in the determination of intangible assets, as defined by management, include month over month loan renewals, discount rate and operating income before depreciation and amortization margin.

There were acquisition-related costs which amounted approximately to $10,000 with respect to consulting and professional fees. These costs were not included as part of the consideration transferred and have been recognized as an expense in the consolidated statements of comprehensive loss for the year ended December 31, 2019.

6 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

In May 2018 the Company established a licensed financial services' subsidiary in China named Asia Synergy Financial Capital ("ASFC") to provide various financial services to small and medium size enterprise and entrepreneurs. Those services include loans, who for the most part, are guaranteed by a third party and/or collateral assets. Interest revenue from the loans is accounted for as earned. The loans bear interest at an average annual rate of 15.9% since the beginning of ASFC operations calculated on their face value. At inception, loan weighted average repayment period was 16.3 months. For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :
	2020-03-31	2019-12-31
	$	$
Principal balance loans receivables	17,991,922	19,789,583
Less expected credit loss (ECL)	(739,711)	(399,947)
Loan receivables net	17,252,211	19,389,636

Loans receivables maturing in less than 12 months	11,010,422	11,193,087
Loans receivables maturing in more than 12 months	6,241,789	8,196,549
Total loans	17,252,211	19,389,636

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 6 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.10 of the Company Consolidated Financial Statement as of December 31, 2019.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at March 31, 2020 , according to credit quality and ECL impairment stages

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows :

				Credit loss		Credit loss
				allocation		allocation applied -
		Provision %		applied - Auto		Residential Property
Stage 1 : 1%		1.0%		1.0%		1.0%
Stage 2: 30%		30.0%		8.4%		1.0%
Stage 3 :100%		100.0%		35.9%		1.0%

March 31,2020%		Gross Carrying		Allowance for		Net Carrying
		$		$		$
Stage 1 Not overdue <= 30 Days	72.4%	13,025,226		(1,131)		13,024,095
Stage 2 Overdue 30-90 days	15.5%	2,781,282		(65,585)		2,715,696
Stage 3 Overdue> 90 days	12.1%	2,185,414		(672,994)		1,512,420
Total	100.0%	17,991,922		(739,711)		17,252,211

December 31, 2019%		Gross Carrying		Allowance for		Net Carrying
		$	$		$
Stage 1 Not overdue <= 30 Days	88.5%	17,509,277		(11,615)		17,497,662
Stage 2 Overdue 30-90 days	6.4%	1,266,596		(25,382)		1,241,214
Stage 3 Overdue> 90 days	5.1%	1,013,710		(362,950)		650,760
Total	100.0%	19,789,583		(399,947)		19,389,636

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

7 - DEBTORS

	2020-03-31	2019-12-31
	$	$
Sales tax receivable	10,483	27,663
Advances to companies, 1.55% to 1.7% per month (.84% to 1.5% in 2018), payable on demand.	421,421	392,210
Advance to a company	-	466,622
Accounts receivable	3,732,472	2,657,029
Safety deposits with guarantor (1)	590,180	370,699
Advance to an affiliated company (note 20)	30,744	17,758
	4,785,300	3,931,981

Considering the low number of individual items, evaluation of expected credit loss for debtors are performed at each period end based on past experience, credit default evidence and payment habit. At March 31, 2020 an amount of $83,925 ($83,925 at December 31, 2019) was registered for expected credit loss for debtors.

(1) As per an agreement with certain loan insurance provider, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance provider representing 10% of the value of loans serviced by ASCS on behalf of the certain Commercial Bank guaranteed by loan insurer providers. ASCS third party financial partners and the Company's ASFC subsidiary have a three- way agreement in place with ASCS under which third party financial partner and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with a loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

8 - PROPERTY AND EQUIPMENT

	Right-of-use	Office equipment	Vehicles	Total
		$	$	$
Gross carrying amount
Balance as at January 1,2020	897,453	106,196	205,358	1,209,007
Acquisition	60,060	3,938	-	63,998
Balance as at March 31, 2020	957,513	110,135	205,358	1,273,005

Accumulated amortization
Balance as at January 1,2020	415,644	36,546	22,374	474,564
Amortization	117,501	9,316	12,908	139,725
Exchange differences	(35,393)	(5,107)	(13,452)	(53,951)
Balance as at March 31, 2020	497,752	40,755	21,831	560,338
Net carrying amount as at March 31, 2020	459,761	69,379	183,527	712,669

Gross carrying amount
Balance as at January 1,2019	-	71,224	47,592	118,816
	313,283			313,283
Acquisition	584,170	34,972	157,766	776,908
Balance as at December 31, 2019	897,453	106,196	205,358	1,209,007

Accumulated amortization
Balance as at January 1,2019	-	3,194	2,826	6,020
Amortization	407,611	30,673	16,875	455,159
Exchange differences	8,033	2,679	2,673	13,385
Balance as at December 31, 2019	415,644	36,546	22,374	474,564
Net carrying amount as at December 31, 2019	481,809	69,651	182,984	734,443

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

9 - INTANGIBLE ASSETS

	Loan	Gold	Cubeler
	agreement	River	Interface	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2020	1,430,000	2,461,348	1,354,774	5,246,122
Acquisition (a)		-	249,505	249,505
Balance as at March 31, 2020	1,430,000	2,461,348	1,604,279	5,495,627

Accumulated amortization
Balance as at January 1, 2020	143,000	2,461,348	242,364	2,846,712
Amortization	35,750	-	47,121	82,871

Exchange differences	-		(61,037)	(61,037)
Balance as at March 31, 2020	178,750	2,461,348	228,447	2,868,546
Net carrying amount as at March 31, 2020	1,251,250	(0)	1,375,831	2,627,081

Gross carrying amount
Balance as at January 1, 2019	-	2,461,348	747,940	3,209,288
Acquisition		-	606,834	606,834
Business acquisition (a)	1,430,000	-	-	1,430,000

Accumulated amortization
Balance as at January 1, 2019	-	1,578,607	51,812	1,630,419
Amortization	143,000	298,552	153,527	595,079
Impairment loss (b)		584,189		584,189
Exchange differences	-		37,025	37,025
Balance as at December 31, 2019	143,000	2,461,348	242,364	2,846,712
Net carrying amount as at December 31, 2019	1,287,000	(0)	1,112,410	2,399,410

(a) Business acquisition, as describe in note 5, was unpaid as at March 31, 2020. This acquisition was a non-cash transaction and thus are excluded from the consolidated statement of cash-flows.

(b) An impairment loss of $ Nil at March 31, 2020 ($584,189 at December 31, 2019) was recognized for the Gold River platform. The recoverable amount of the asset is $Nil at March 31, 2020, and December 31, 2019, determined using management expectation of the actual value of the future cash-flows generated by the platform.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 10 - LEASE LIABILITIES

On January 1st, 2019 new lease liabilities have been recognized. The Company leases office space. The Company measured the lease liabilities at the present value of the lease payments that are not paid at that date. The present value recognized for the lease liabilities was $313,283. The present value is increased to reflect the interest on the lease liabilities and reduced to reflect the lease payments made.

	2020-03-31	2019-12-31
	$	$
Balance - beginning of year	452,528	313,283
Additions	60,060	584,170
Accretion interest	9,556	44,868
Lease payments	(192,912)	(460,361)
Effect of exchange rate change on obligation	35,530	(29,432)
Balance - end of year	364,761	452,528
Current Portion	340,573	402,954
	24,188	49,574

Following is a summary of the Company's obligations regarding lease payments:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at March 31, 2020
Lease payments	316,148	28,235	-	344,383

As at December 31, 2019
Lease payments	417,620	50,579	-	468,199

11 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2020-03-31	2019-12-31
	$	$
Trade accounts payable and accruals	1,818,487	2,158,064
Advance from third party, annual interest 10%	1,532,931	1,880,146
Advance from a director, no interest (note 19)	320,320	298,400
Advance from third party, no interest	2,418,780	182,512
New debentures to be issued	-	110,000
	6,090,518	4,629,122

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 12 - DEBENTURES

a)i) Debenture issuance of December 15, 2017

On December 15, 2017, the Company placed a total of 1,200 units of debentures at $10,000 par unit for a gross proceeds of $12,000,000. Each unit sold is comprised of $10,000 face value debentures plus 200,000 common share purchase warrants.

Debentures are secured by a pledge on the aggregate assets of the Company, maturing on December 15, 2019, bearing interest at a nominal rate of 8% payable monthly. The Company used the residual value method to allocate the principal amount of the debenture between the liability and the contributed surplus. Under this method, an amount of $2,721,260 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $9,005,148 computed as the present value of future principal and interest payments discounted at a rate of 25%. The debentures allow their subscribers to surrender part or all of the amount invested in the debentures to exercise their warrants and purchase common shares of the Company any time prior to maturity, subject to certain terms and conditions, at a price of $0.05 per common share. The units contain a ''forced warrant conversion'' feature under which 50% of the face value of the debenture will automatically be surrendered to exercise 50% of the warrants if the Company common shares trade at $0.15 or more for 3 consecutive trading days, and 100% if the Company's common shares trade at $0.20 or more for 3 consecutive days.

	2019-12-15	2018-12-31
	$	$
Balance, beginning of year	3,343,820	4,263,913
Accretion of debentures	475,159	453,471
Surrendering of debentures for exercise of warrants (1)	(264,200)	-
Surrendering of debentures paid in cash	(40,000)	(1,410,356)
Issuance cost (2)	25,221	36,792
Balance, end of year	3,540,000	3,343,820

1) At the issuance date, a total of 240,000,000 warrants were included as part of the unit's debenture. 191,000,000 warrants were transferred from existing warrant holders to the debentures' subscribers, for which the original warrants holders received 2,500,000 stock options as compensation, and 49,000,000 additional warrants were newly issued. On the same date the debentures were issued, some debenture subscribers surrendered their debentures for a total face value of $6,350,000 to exercise 127,000,000 warrants at a price of $0.05.

During the year of 2018, 36,000,000 warrants were exercised at a price of $0.05 following surrendering of debentures for a total face value of $1,800,000.

During the year of 2019, 5,400,000 warrants were exercised at a price of $0.05 following surrendering of debentures for a total face value of $ 270,000.

2) Issuance costs are related to legal expenses, broker commissions and stock options value to directors and officers

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 a)ii)Debenture issuance of December 15, 2017, extended to December 2020

On or before the maturity date of December 15, 2019, the company reached an agreement with holders of the debenture to extend the maturity of the debenture on December 15, 2020, at the same terms and conditions. At that time, the remaining face value of debentures was $3,540,000.

The remaining 70,800,000 remaining warrants at maturity accompanying the debenture were replaced by new warrants with the same attributes, except that they will expire on December 15, 2020, to coincide with the new maturity date of the debenture. For each warrant that is tied to the debenture, debenture holders will also receive an additional warrant that will allow them to acquire common shares of the Company at a price of $0.08 per share at any time for a period of 24 months from their date of issuance.

An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The renegotiation created a debt extinction for accounting purposes. The initial debt was derecognized and a new debt recognized at fair value, creating a loss on extinction of debt of $816,793.

The Company used the residual value method to allocate the principal amount of the debenture between the liability and the equity component. Under this method, an amount of $1,388,688 related to the conversion features and the warrants issued were applied to contributed surplus only as the debenture is non-convertible. The fair value of the liability component was $2,968,124 computed as the present value of future principal and interest discounted at a rate of 30%.

	2020-03-31	2019-12-31
	$	$
Balance, beginning of year	2,990,043	3,540,000
Derecognition of original debt	-	(3,540,000)
Fair market value of renegotiate debentures at fair market value	-	2,968,124
Surrendering of debentures for exercise of warrants (1)	(345,846)	-
Accretion of debentures	123,023	21,919
Balance on December 31, 2019	2,767,220	2,990,043

The value attributed to the warrants is $702,010. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.04
Expected life	1 year
Risk-free interest rate	1.71%
Expected volatility	82%
Dividend	0%
Exercise prices at the date of grant	$0.05

The value attributed to the warrants is $686,659. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.04
Expected life	2 years
Risk-free interest rate	1.71%
Expected volatility	79%
Dividend	0%
Exercise prices at the date of grant	$0.08

(1)  During the first quarter of 2020, 8,000,000 warrants were exercised at a price of $0.05 following surrendering of debentures for a total face value of $ 400,000.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

b) Debenture issuance of December 19, 2018

On December 19, 2018, the Company placed 51 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $510,000. Each unit sold is comprised of $10,000 face value debentures, maturing on December 19, 2020, bearing interest at a nominal rate of 8% payable monthly, plus 10,000 purchase warrants exercisable into Company common share at $0.10 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.05 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $0.20 or more for 3 consecutive trading days.

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debentures and the contributed surplus. Under this method, an amount of $93,940 and $3,578 (net of transaction costs) related to the conversion features and the warrants issued was applied to equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $396,672 computed as the present value of future principal and interest discounted at a rate of 22%.

	2020-03-31	2019-12-31
	$	$
Balance at the beginning	231,238	398,015
Addition	-	-
Conversion of debentures		(216,819)
Accretion of debentures	6,549	38,744
Equity component of debentures	-	-
Contributed surplus for warrants	-	-
Issuance costs (1)	348	11,298
Balance at the end	238,134	231,238

1) Issuance costs are related to legal expenses and broker commissions.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 c) Debenture issuance of April 24, 2019

On April 24, 2019, the Company placed 28 units of unsecured convertible at $10,000 per unit for a gross proceeds for a gross proceeds of $280,000. Each unit sold is comprised of $10,000 face value debentures, maturing on April 24, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 200,000 purchase warrants exercisable into Company common shares at $0.10 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at the lower of $0.05 per common share or at the market price per common share prevailing at the time of conversion.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $0.20 or more for 3 consecutive trading days.

The fair value of the instrument corresponds to the individual fair value of each different instruments as such each component was recorded at its original fair value. an amount of $39,077 and $43,107 related to the conversion features and the warrants issued were applied to the conversion option and contributed surplus (respectively). The fair value of the liability component was $197,817 computed as the present value of future principal and interest discounted at a rate of 30%.

	2020-03-31	2019-12-31
	$	$
Balance at the beginning	137,638	-
Addition	-	280,000
Conversion of debentures	-	(92,852)
Accretion of debentures	5,736	18,020
Conversion option	-	(24,423)
Contributed surplus	-	(43,107)
Balance at the end	143,374	137,638

In September 2019, $105,000 face value of debentures was converted to 5,000,000 common shares of the Company at a price of $0.04 and $0.02 per share.

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 d) Debenture issuance of January 15, 2020

On January 15, 2020, the Company placed 16 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $160,000. Each unit sold is comprised of $10,000 face value debentures, maturing on January 15, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 10,000 purchase warrants exercisable into Company common share at $0.08 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.05 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $0.15 or more for 5 consecutive trading days.

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debentures and the contributed surplus. Under this method, an amount of $93,940 and $3,578 (net of transaction costs) related to the conversion features and the warrants issued was applied to equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $396,672 computed as the present value of future principal and interest discounted at a rate of 22%.

	2020-03-31	2019-12-31
	$	$
Balance at the beginning	-	-
Addition	160,000	-
Conversion of debentures		-
Accretion of debentures	3,921
Equity component of debentures	(9,408)	-
Contributed surplus for warrants	(11,272)	-
Issuance costs (1)	-	-
Balance at the end	143,241

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

13 - SHAREHOLDERS' EQUITY

13.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

13.2 Descriptions of the shareholders' equity operations

a) As part of the private placement consisting of non-secure convertible debentures close on January 15, 2020 for a consideration of $160,000, the Company issued 3,200,000 share purchase warrants with an exercise price of $0.08 per share for a twenty-four (24) month period following the closing date.

The fair value of the 3,200,000 warrants was $65,015 with an attributed value of $11,272 to contributed surplus.The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.04
Expected life	2 years
Risk-free interest rate	1.63%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$0.08

b) On February 3, 2020, the Company closed a private placement consisting in the sale of 14,400,000 units (a ''Unit'') at a price of $0.04 per Unit for a proceed s of $570,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $0.10 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 7,200,000 warrants was $157,547. The value attributed to these warrants was $112,653. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.045
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$0.10

Peak also granted 1,500,000 finder's compensation warrants to eligible persons who helped place the private placements entitling them to purchase a number of Peak common shares at a price of $0.05 per common share for a twenty-four-month period the issuance.

The fair value of the 1,500,000 warrants was $41,878 that was attributed to contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.045
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128.0%
Dividend	0%
Exercise price at the date of grant	$0.05

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

 13 - SHAREHOLDERS' EQUITY(cont'd)

c) In the first quarter of 2020, the Company issued 5,750,000 common shares to settle $250,000 of debt related to consulting services received by the Company.

d) Between January 1, 2020, and March 31, 2020, $400,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.05 per share pursuant to the private placement closed in December 2017. The Company therefore issued 8,000,000 common shares at a price of $0.05 per share to the debenture holders. A corresponding residual value of $79,323 attributed to warrants was transferred to capital stock.

13.3 Warrants

Outstanding warrants entitle their holders to subscribe to an equivalent number of common shares as follows:

		2020-03-31		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	190,695,000	0.061	116,260,359	0.063
Granted	11,900,000	0.088	89,275,000	0.074
Expired	-	-	(79,440,359)	0.053
Extended	-	-	70,800,000	0.050
Exercised	(8,000,000)	0.05	(6,200,000)	0.050
Outstanding and exercisable,
end of period	194,595,000	0.069	190,695,000	0.061

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

13 Warrants (continued)

As of March 31, 2020 and December 31,2019, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2020-03-31		2019-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
May 2020	2,900,000	0.050	2,900,000	0.050
August 2020	11,400,000	0.050	11,400,000	0.050
December 2020	63,010,000	0.050	71,010,000	0.050
December 2020	510,000	0.100	510,000	0.100
April 2021	75,000	0.050	75,000	0.050
April 2021	5,600,000	0.050	5,600,000	0.050
July 2021	1,400,000	0.080	1,400,000	0.080
December 2021	70,800,000	0.080	70,800,000	0.080
January 2022	3,200,000	0.080	-	-
February 2022	7,200,000	0.100	-	-
February 2022	1,500,000	0.050	-	-
June 2022	3,866,667	0.050	3,866,667	0.050
June 2022	5,800,000	0.057	5,800,000	0.057
June 2022	3,333,333	0.061	3,333,333	0.061
June 2022	14,000,000	0.120	14,000,000	0.120
	194,595,000		190,695,000

Peak Positioning Technologies Inc.

Notes to Interim Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

(Unaudited)

14 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange requirements, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Share options and weighted average exercise prices are as follows for the reporting periods presented :

		2020-03-31		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	51,025,000	0.068	41,900,000	0.074
Granted	-		15,800,000	0.052
Expired	-		-
Forfeited	-		(6,675,000)	0.066
Exercised	-		-
Outstanding end of period	51,025,000	0.068	51,025,000	0.068

Exercisable end of period	39,262,500	0.073	36,262,500	0.075

The table below summarizes the information related to outstanding share options as at March 31, 2020

Range of	Number of	Weighted average remaining
exercise price	options	contractual life (years)
$
0.050	3,800,000	2 months
0.050	2,600,000	8 months
0.050	2,500,000	9 months
0.050	150,000	1 years and 2 months
0.085	10,500,000	1 years and 4 months
0.105	7,800,000	2 years and 3 months
0.055	375,000	2 years and 8 months
0.080	3,425,000	2 years and 9 months
0.050	100,000	3 years and 1 months
0.050	7,275,000	3 years and 3 months
0.050	750,000	3 years and 8 months
0.050	9,950,000	4 years and 2 months
0.050	200,000	4 years and 6 months
0.050	600,000	4 years and 8 months
0.055	1,000,000	4 years and 8 months
	51,025,000

The Company recorded an expense of $69,202 in the first quarter of 2020 ($73,094 in Q1-2019) as stock-based compensation. The offset was credited to contributed surplus.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

15 - Finance costs

	2020-03-31	2019-03-31
Interests on debentures	67,342	83,911
Interest on lease liabilities (note 10)	9,188	7,938
Interest on security deposit and advan	47,353	15,926
Interest income	(4,970)	(1,377)
Accretion on debentures	139,229	123,830
Total interest expense	258,142	230,228
Miscellaneous	1,808	1,310
	259,950	231,538

16 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel, the Chief Executive Officer and the Chief Executive Officer of the Chinese subsidiaries are members of the Board, and their remuneration includes the following expenses:

	2019-03-31	2018-03-31
	(3 months)	(3 months)
	$	$
Salaries and fringe benefits	85,500	85,500
Share-based payments	69,202	73,094
Management fees paid to a company held by a director	8,325	8,325
Interests on debentures	200	200
Total	163,227	167,119

These transactions occurred in the normal course of operations and have been measured at fair value.

As at March 31,2020 and December 31, 2019 the consolidated statement of financial position includes the following amounts with related parties:

	2020-03-31	2019-12-31
	$	$
Advance from a director to a subsidiary, no interest	320,320	298,400
Advances to an affiliated company (a)	72,000	17,758
	392,320	316,158

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

16 - RELATED PARTY TRANSACTIONS (cont'd)

a) The advance to Cubeler, a related entity to the Company, is documented by an on-demand promissory note, yielding 8.5% interest annually. In the case that the advance is not fully paid on December 16, 2019, Cubeler shall execute and deliver a hypothec on the universality of the present and future movable assets to the Company. The Company decide to not execute its rights on the assets considering the low value of the advances

17 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the other heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately has each requires different business processes, marketing approachs and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

Other

The "other" category include the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

17 - SEGMENT REPORTING (Continued)

The segment information for the reporting period is as follows:

					2020-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service	-	960,372	-	-	960,372
Fees/sales from external customers	617,453	233,713	-	-	851,166
Supply chain services	2,137,857				2,137,857
Inter-segment	184,892	-	73,909	(258,801)	-
Total revenues	2,940,202	1,194,085	73,909	(258,801)	3,949,395
Expenses
Depreciation and amortization	56,901	127,677	25,349		209,927
Interest expenses (income)	37,350	15,195	207,406		259,951
Impairment of intangible asset	-	-	-		-
Gain on deposit and subscription receivable	-	-	-		-
All other expenses	2,332,674	1,130,674	926,528	(258,801)	4,131,075
Total expenses	2,426,925	1,273,546	1,159,283	(258,801)	4,600,953
Profit (loss) before tax	513,277	(79,461)	(1,085,374)	-	(651,558)
Income tax (recovery)	143,022	11,115	-	-	154,137
Net profit (loss)	370,255	(90,576)	(1,085,374)	-	(805,695)
Non-controlling interest	156,427	(69,345)	-	-	87,082
Net profit (loss) attributable to owners of the parent	213,828	(21,231)	(1,085,374)	-	(892,777)

Segmented assets	9,961,367	23,942,252	17,521,266	(18,588,183)	32,836,703

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

17 - SEGMENT REPORTING (Continued)

					2019-03-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial services	9,322	940,189	-	-	949,511
Fees/sales from external customers	-	-	-	-	-
Inter-segment	59,100	-	12,874	(71,974)	-
Total revenues	68,422	940,189	12,874	(71,974)	949,511
Expenses
Depreciation and amortization	17,948	3,289	175,835		197,072
Interest expenses (income)	178	22,903	208,456		231,537
All other expenses	245,494	528,641	278,127	(72,477)	979,785
Total expenses	263,620	554,833	662,418	(72,477)	1,408,394
Profit (loss) before tax	(195,198)	385,356	(649,544)	503	(458,849)
Income tax (recovery)	-	109,930	-	-	109,930
Net Profit (loss)	(195,198)	275,426	(649,544)	503	(568,779)
Non-controlling interest	-	113,388	-	-	113,388
Net profit (loss) attributable to owners of the parent	(195,198)	162,038	(649,544)	503	(682,167)

Segmented assets	3,729,387	22,599,035	17,741,365	(17,460,427)	26,609,360

Note (1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

for the three-month ended March 31, 2020 and 2019
(In Canadian dollars)

17 - SEGMENT REPORTING (Continued)

Other (continued)

The Company's non-current assets ( other than financial instruments) are located into the following geographic regions at :

	2020-03-31	2019-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	2,088,499	1,846,853
Canada	1,251,250	1,287,000
Total	3,339,749	3,133,853

17 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.

18 - SUBSEQUENT EVENTS

a) In April 2020, the Company closed a private placement consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

b) On May 29, 2020, the Company closed a brokered private placement financing consisting in the sales of 400 units of corporate bonds and warrants at a price of $1,000 per unit for gross proceeds of $400,000. Each unit consists of $1,000 of secured corporate bonds and 200 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 36 months from the date of issuance. The bonds will be redeemable on May 29, 2023, and bear interest at 10% per annum. Each holder has a right at the end of the initial maturity date to extend for an additional 12 months and for an additional 12 months at the end of the 12-month extension for another 12 months. Should a holder elect to extend their bonds and the Company elect to redeem the bonds, the Company will pay 105% of the face value of the bonds

c) On June 11, 2020, the Company granted options to acquire 14,110,000 common shares to board members, officers and employees at a price of $0.05 per common shares.